FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 OR 15d-16
                     of the Securities Exchange act of 1934


For the month of May 2004

Commission File Number 1-14464


                          Azteca Holdings, S.A. de C.V.
                 (Translation of registrant's name into English)

 Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Azteca Holdings, S.A. de C.V.
                                        -----------------------------
                                                (Registrant)



Date: May 7, 2004
                                        By:     /s/ Luis Ontiveros
                                           ------------------------------------
                                        Name:    Luis Ontiveros
                                        Title:   Attorney-in-fact


                                        By:    /s/ Othon Frias Calderon
                                           ------------------------------------
                                        Name:    Othon Frias Calderon
                                        Title:   Attorney-in-fact

                                 [UNEFON
                                    Holdings logo]


                          UNEFON HOLDINGS PRESS RELEASE


FOR IMMEDIATE RELEASE

MEXICO CITY, APRIL 30, 2004--Unefon Holdings, S.A. de C.V., the owner of a 46.5% equity interest in Unefon, S.A. de C.V. (BMV: UNEFONA) and a 50% interest in Cosmofrecuencias, S.A. de C.V., announced today that it has appointed its principal executive officers, and that it is pursuing the registration process to have its shares listed on the Mexican Stock Exchange.

In October of 2003,  the board of  directors of TV Azteca,  S.A. de C.V.  (NYSE:
TZA; BMV: TVAZTCA) unanimously approved a management initiative to spin-off TV Azteca's 46.5% equity interest in Unefon, the Mexican mobile telephony operator, and its 50% interest in Cosmofrecuencias, a wireless broadband Internet access provider. In December of 2003, after the shareholders of TV Azteca approved the spin-off of these telecommunications assets, Unefon Holdings was formed as a separate legal entity from TV Azteca to hold such interests.

Today, Unefon Holdings announced the appointment by its board of directors of the company's principal officers: Diego Foyo as Chief Executive Officer and Hector Romero as Chief Financial Officer.

Mr. Foyo, who also serves as CFO of Azteca Holdings, S.A. de C.V., has 29 years of experience in top management and financial positions in large public Mexican corporations such as FEMSA, where he served as executive vice-president of planning and executive vice-president of human resources, as well as Grupo Financiero Banorte, where he served as general comptroller. Mr. Foyo is also a trustee of the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), an internationally recognized Mexican university.

Mr. Romero was a securities analyst with two prestigious Mexican stock-brokerage houses for a decade before joining Grupo Salinas as director of investor relations three years ago. He has also served as director of finance for Azteca America, TV Azteca's venture in the United States. Mr. Romero also serves as an independent director of the board of Operadora Valmex, a fund management company in Mexico.

"The creation of Unefon Holdings is the culmination of a long process to meet market demands that TV Azteca's telecommunications investments be spun-off," said Diego Foyo.

Unefon Holdings expects to be approved for a listing on the Mexican Stock Exchange during the second quarter of 2004, at which time the shares of Unefon Holdings would be publicly distributed pro-rata to the shareholders of TV Azteca in Mexico, for no consideration.

Unefon Holdings also announced that it has made a submission to the U.S. Securities and Exchange Commission, to be exempt from the registration requirements of the SEC. If such exemption is obtained from the SEC, over-the-counter trading of Unefon Holdings shares may develop in the United States, but Unefon Holdings will not be listed on any U.S. securities exchange or quoted on NASDAQ. Once the outcome of this application is determined, Unefon Holdings will notify the marketplace of such determination and its plans with respect to the shares of Unefon Holdings in the United States.

Finally, the company announced that Unefon, S.A. de C.V., its primary holding, has reported its financial results for the quarter ending March 31, 2004. Further information regarding Unefon's financial reports can be obtained from Unefon's website www.unefon.com.mx and the Mexican Stock Exchange.


COMPANY PROFILE

Unefon Holdings, S.A. de C.V. is a holding company that owns a 46.5% equity interest in Unefon, S.A. de C.V., the Mexican mobile telephony operator focused on the mass market, and a 50% equity interest in Cosmofrecuencias, S.A. de C.V., a wireless broadband Internet access provider.


EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED.


                                    CONTACT:

                                  Hector Romero
                             Chief Financial Officer
                                (5255) 3099-0060
                           hromero@gruposalinas.com.mx




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